EXHIBIT 21
The Allied Defense Group, Inc.
LIST OF SUBSIDIARIES
1.	ARC Europe, S.A., a Belgian Corporation
2.	ADG Sub USA, Inc. (formerly Mecar USA, Inc.)

3.	Allied Research BV (“BV”), a Dutch company and,

4.	Allied Research Cooperative (“Coop”).

E - 2